Industrias Bachoco Announces Third Quarter 2016 Results

CELAYA, Mexico, Oct. 26, 2016 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q16") and accumulated ("9M16") 2016 results ending September 30, 2016. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2016 vs. 2015

  Net sales increased 11.3% in 3Q16.
  EBITDA margin was 9.8% for 3Q16.
  Earnings per basic and diluted share totaled $1.35 for 3Q16.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated "For the quarter, in México we continued with a high level of volatility regarding the exchange rate of the Mexican peso, while the economy continued growing, and the inflation rate was kept relatively low.

In México, we observed a normal supply in the poultry industry and as it is typical for the third quarter, lower prices. On the other hand, we continued with good demand levels.

In the U.S. industry, we observed weaker prices when compared with the same period of 2015, even when many countries have lifted their trade restrictions on US exports.

The table egg industry in both countries are under conditions of oversupply and low prices for the quarter.

For Bachoco, we were able to increase our total sales and volume in our main product lines. We continue improving our sales mix in our U.S. operation, as we increase our further process products and reduce our exposure to the commodities market. Overall, we reached an increase in total sales of 11.3% when compared to 3Q15.

The depreciation of the Mexican peso continued affecting raw material cost, and consequently our total cost of sales, as it occurred in the 1H16.

At the end, we reached an EBITDA of $1,233.0 million, slightly higher than the EBITDA of the same quarter of 2015. For the third quarter, our EBITDA margin was 9.8% and our earnings per basic and diluted share were $1.35.

We continued investing in the growth of our company, as our CAPEX reached $1,827.4 million for the year.

Our financial structure continued strengthening as we reached a net cash of $11,238.9 million, which will allow us to continue supporting our growth plans".

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2015.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Net sales	12,612.3	11,335.6	1,276.6	11.3
Net sales in Mexico	9,436.0	8,551.8	884.2	10.3
Net sales in the U.S.	3,176.2	2,783.8	392.4	14.1

NET SALES BY SEGMENT
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Net sales	12,612.3	11,335.6	1,276.6	11.3
Poultry	11,348.1	10,252.4	1,095.7	10.7
Other	1,264.2	1,083.3	180.9	16.7

NET VOLUME SOLD BY SEGMENT
In tons			Change
	3Q16	3Q15	Volume	%
Total sales volume:	526,343	512,347	13,995	2.7
Poultry	411,710	403,185	8,525	2.1
Others	114,632	109,162	5,470	5.0

The Company's 3Q16 net sales totaled $12,612.3 million, $1,276.6 million or 11.3% more than $11,335.6 million reported in 3Q15. The increase is a result of more volume sold and price increases in Poultry and Others when compared to 3Q15.

In 3Q16, sales of our U.S. operations remained strong and represented 25.2% of our total sales; this compares with 24.6% it represented in 3Q15 of our total sales.

GROSS PROFIT
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Cost of sales	10,657.9	9,195.4	1,462.5	15.9
Gross profit	1,954.3	2,140.2	(185.9)	(8.7)
Gross margin	15.5%	18.9%	-	-

In 3Q16 the cost of sales totaled $10,657.9 million, $1,462.5 million or 15.9% higher than $9,195.4 million reported in 3Q15. The increase in cost of sales is mainly attributed to higher volume sold and higher raw material costs in Mexican peso terms.

The gross profit was $1,954.3 million with a gross margin of 15.5% in 3Q16. This profit is lower than the gross profit of $2,140.2 million and gross margin of 18.9% reported in 3Q15.

Selling, general and administrative expenses ("SG&A")
In millions of pesos
	3Q16	3Q15	Change
	$	$	$	%
Total SG&A	1,219.2	1,088.9	130.3	12.0

Total SG&A expenses in 3Q16 were $1,219.2 million, $130.3 million or 12.0% more than the $1,088.9 million reported 3Q15. Total SG&A expenses as a percentage of net sales represented 9.7% in 3Q16 compared to 9.6% in 3Q15.

other income (expense), net
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Other income (expense), net	257.4	(35.6)	293.0	(823.1)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q16, we recorded other income of $257.4 million, compared with other expenses of $35.6 million reported in 3Q15. This quarter in particular, we were able to get an important gain on the sale of some unused assets.

OPERATING INCOME
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Operating income	992.5	1,015.8	(23.3)	(2.3)
Operating margin	7.9%	9.0%	-	-

Operating income in 3Q16 totaled $992.5 million with an operating margin of 7.9%, a decrease when compared to operating income of $1,015.8 million and a 9.0% operating margin reported in 3Q15.

The lower operating income is mainly attributed to lower gross profit, and higher SG&A's than in 3Q15.

NET FINANCIAL INCOME
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Net Financial Income	136.2	92.4	43.9	47.5
Financial Income	178.8	131.6	47.2	35.9
Financial Expense	42.6	39.2	3.4	8.6

In 3Q16, the Company reported net financial income of $136.2 million, compared to income of $92.4 million reported in the same period of 2015, mainly due to higher interest income.

TAXES FOR THE PERIOD
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Total Taxes	319.1	321.8	(2.8)	(0.9)
Income tax	289.7	66.4	223.3	336.5
Deferred income tax	29.3	255.5	(226.1)	(88.5)

Total taxes for the 3Q16 were $319.1 million, compared with total taxes of $321.8 million in the same period of 2015.

NET INCOME
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Net income	809.7	786.3	23.4	3.0
Net margin	6.4%	6.9%	-	-
Basic and diluted income per share[1]	1.35	1.31	-	-
Basic and diluted income per ADR[2]	16.18	15.69	-	-
Weighted average Shares outstanding[3]	600,000	599,548	-	-
[1] In pesos [2] in pesos, an ADR equal to twelve shares [3] In thousands of shares

The net income for 3Q16 was $809.7 million, representing a basic and diluted income of $1.35 pesos per share, compared with a lower net income of $786.3 million, which represented $1.31 pesos of basic and diluted income per share in 3Q15. This income represents a net margin of 6.4% and 6.9% for 3Q16 and 3Q15, respectively.

EBITDA
In millions of pesos	3Q16	3Q15	Change
	$	$	$	%
Net controlling interest income	809.0	783.8	25.3	3.2
Income tax expense (benefit)	319.1	321.8	(2.8)	(0.9)
Result in associates	0.6	2.5	(1.9)	(75.3)
Net finance (income) expense	(136.2)	(92.4)	(43.9)	47.5
Depreciation and amortization	240.5	205.8	34.7	16.9
EBITDA	1,233.0	1,221.5	11.5	0.9
EBITDA Margin (%)	9.8%	10.8%	-	-
Net sales	12,612.3	11,335.6	1,276.6	11.3

EBITDA in 3Q16 reached $1,233.0 million, representing an EBITDA margin of 9.8%, compared to an EBITDA of $1,221.5 million in 3Q15, with an EBITDA margin of 10.8%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M16	9M15	Change
	$	$	$	%
Net Sales	37,813.7	34,578.8	3,234.9	9.4
Net sales in Mexico	28,373.1	26,320.4	2,052.7	7.8
Net sales in the U.S.	9,440.6	8,258.4	1,182.2	14.3

NET SALES BY SEGMENT
In millions of pesos	9M16	9M15	Change
	$	$	$	%
Net Sales	37,813.7	34,578.8	3,234.9	9.4
Poultry	34,060.3	31,369.5	2,690.8	8.6
Other	3,753.4	3,209.3	544.1	17.0

NET VOLUME SOLD BY SEGMENT
In tons			Change
	9M16	9M15	Volume	%
Total sales volume:	1,571,843	1,496,199	75,644	5.06
Poultry	1,226,386	1,183,627	42,759	3.61
Others	345,457	312,572	32,885	10.52

During the first 9M16, net sales totaled $37,813.7 million, $3,234.9 million or 9.4% more than the $34,578.8 million reported in the same period of 2015. The sales increase is mainly attributed to higher volume sold and higher prices in both poultry and others.

In 9M16, sales of our U.S. operations represented 25.0% of our total sales, compared with 23.9% in 9M15.

ACCUMULATED OPERATING RESULTS
In millions of pesos	9M16	9M15	Change
	$	$	$	%
Cost of Sales	30,749.2	26,832.0	3,917.2	14.6
Gross Profit	7,064.5	7,746.8	(682.3)	(8.8)
Total SG&A	3,526.0	3,141.6	384.3	12.2
Other Income (expense)	241.8	(43.8)	285.7	(651.8)
Operating Income	3,780.4	4,561.4	(781.0)	(17.1)
Net Financial Income	470.0	405.5	64.5	15.9
Income Tax	1,263.8	1,520.4	(256.6)	(16.9)
Net Income	2,986.6	3,446.5	(459.9)	(13.3)

In 9M16 the cost of sales totaled $30,749.2 million, $3,917.2 million or 14.6% higher than the $26,832.0 million reported in 9M15. This increase is mainly attributed to higher volume sold and higher raw material costs in Mexican peso terms due to the depreciation of the Mexican peso vs the US dollar.

As a result, we reached a gross profit of $7,064.5 million and a gross margin of 18.7% in 9M16, which is slightly lower than $7,746.8 million of gross profit and a margin of 22.4% reached in the same period of 2015.

Total SG&A expenses in 9M16 were $3,526.0 million, $384.3 million or 12.2% more than the $3,141.6 million reported 9M15. Total SG&A expenses as a percentage of sales represented 9.3% in 9M16 compared to 9.1% in 9M15. This increase is mainly attributed to higher volume sold.

In 9M16 we had other income of $241.8 million, compared with other expenses of $43.8 million reported in 9M15.

The operating income in 9M16 was $3,780.4 million, which represents an operating margin of 10.0%, which is lower than the operating income of $4,561.4 million and an operating margin of 13.2% in 9M15.

The net financial income in 9M16 was $470.0 million, this was higher when compared to net financial income of $405.5 million in 9M15.

Total taxes were $1,263.8 million as of September 30, 2016. These taxes include $994.3 million of income tax and $269.5 million of deferred income taxes. This figure compares to total taxes of $1,520.4 million, which includes income taxes of $1,189.6 and $330.8 million of deferred income taxes in 9M15.

All the above result in a net income of $2,986.6 million or 7.9% of net margin for the 9M16, which represents $4.97 pesos of earnings per share. Meanwhile in the 9M15, the net income totaled $3,446.5 million, 10.0% of the net margin and $5.74 pesos of net income per share.

EBITDA
In millions of pesos	9M16	9M15	Change
	$	$	$	%
Net controlling interest profit	2,981.4	3,440.6	(459.2)	(13.3)
Income tax expense (benefit)	1,263.8	1,520.4	(256.6)	(16.9)
Result in associates	5.2	5.9	(0.7)	(11.8)
Net finance (income) expense	(470.0)	(405.5)	(64.5)	15.9
Depreciation and amortization	703.3	602.7	100.6	16.7
EBITDA	4,483.7	5,164.1	(680.4)	(13.2)
EBITDA Margin (%)	11.9%	14.9%	-	-
Net sales	37,813.7	34,578.8	3,234.9	9.4

EBITDA in 9M16 reached $4,483.7 million, representing an EBITDA margin of 11.9%, compared to an EBITDA of $5,164.1 million in 9M15, with an EBITDA margin of 14.9%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sept, 2016	Dec. 31, 2015	Change
	$	$	$	%
TOTAL ASSETS	42,835.6	40,446.6	2,389.0	5.9
Cash and cash equivalents	15,285.7	15,288.9	(3.2)	(0.0)
Accounts receivable	2,582.0	2,727.9	(146.0)	(5.4)
TOTAL LIABILITIES	12,377.8	12,667.2	(289.4)	(2.3)
Accounts payable	3,307.4	3,966.0	(658.7)	(16.6)
Short-term debt	3,202.9	1,631.9	1,571.0	96.3
Long-term debt	843.9	2,495.1	(1,651.3)	(66.2)
TOTAL STOCKHOLDERS' EQUITY	30,457.8	27,779.4	2,678.4	9.6
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of September 30, 2016 totaled $15,285.7; practically the same level we had on December 31, 2015.

Total debt as of September 30, 2016 was $4,046.8 million, which is lower when compared to $4,127.0 million reported as of December 31, 2015.

Net cash as of September 30, 2016 was $11,238.9 million, which is higher when compared with a net cash of $11,161.9 million as of December 31, 2015.

CAPITAL EXPENDITURES
In millions of pesos	9M16	9M15	Change
	$	$	$	%
Capital Expenditures	1,827.4	1,154.4	673.0	58.3

Total CAPEX for the 9M16 was $1,827.4 million and $1,154.4 million in 9M15. This was primarily allocated towards organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of September 30, 2016
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$48,624

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sept-16	84.24	76.92	81.04	54.14	47.29	50.16
Aug-16	84.65	80.21	83.29	55.65	51.59	53.25
Jul-16	82.86	77.65	81.33	53.82	50.36	52.02
Jun-16	76.20	73.61	75.28	50.05	46.04	48.98
May-16	77.31	70.42	75.85	51.46	46.60	49.55
Apr-16	76.78	71.63	72.30	52.68	49.70	50.32
Mar-16	77.40	73.05	73.91	53.52	49.11	51.28
Feb-16	74.00	65.45	72.98	49.11	43.15	48.28
Jan-16	70.40	62.51	65.45	48.67	41.17	43.32

Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva,com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
SIGNUM RESEARCH	Emma Ochoa	Emma.ochoa@signumresearch.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.38 per USD $1.00, which corresponds to the rate at the close of September 30, 2016, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	September 30,	December 31,
In million pesos	2016	2016	2015*

TOTAL ASSETS	$ 2,210.3	42,835.6	40,446.6

Total current assets	1,300.7	25,208.4	24,722.0
Cash and cash equivalents	788.7	15,285.7	15,288.9
Total accounts receivable	133.2	2,582.0	2,727.9
Inventories	303.8	5,887.5	5,056.1
Other current assets	75.0	1,453.2	1,649.1

Total non current assets	909.6	17,627.3	15,724.6
Net property, plant and equipment	751.4	14,562.5	13,188.1
Other non current Assets	158.1	3,064.8	2,536.5

TOTAL LIABILITIES	$ 638.7	12,377.8	12,667.2

Total current liabilities	394.1	7,637.3	6,642.8
Notes payable to banks	165.3	3,202.9	1,631.9
Accounts payable	170.7	3,307.4	3,966.0
Other taxes payable and other accruals	58.2	1,127.0	1,044.9

Total long-term liabilities	244.6	4,740.5	6,024.4
Long-term debt	43.5	843.9	2,495.1
Other non current liabilities	9.5	184.6	160.2
Deferred income taxes	191.5	3,712.0	3,369.0

TOTAL STOCKHOLDERS' EQUITY	$ 1,571.6	30,457.8	27,779.4

Capital stock	60.6	1,174.4	1,174.4
Commission in shares issued	21.4	414.4	414.0
Repurchased shares	-	-	0.7
Retained earnings	1,430.8	27,729.4	25,527.9
Others accounts	55.9	1,084.0	611.8
Non controlling interest	2.9	55.6	50.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,210.3	42,835.6	40,446.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015
Net sales	$ 650.8	12,612.3	11,335.6
Cost of sales	549.9	10,657.9	9,195.4
Gross profit	100.8	1,954.3	2,140.2
SG&A	62.9	1,219.2	1,088.9
Other income (expenses), net	13.3	257.4	(35.6)
Operating income	51.2	992.5	1,015.8
Net finance income	7.0	136.2	92.4
Income tax	16.5	319.1	321.8
Net Income	$ 41.8	809.7	786.3

Non-controlling interest	0.03	0.6	2.5
Net controlling interest profit	41.7	809.0	783.8
Basic and diluted earnings per share	0.07	1.35	1.31
Basic and diluted earnings per ADR	0.83	16.18	15.69
Weighted average Shares outstanding[1]	600,000	600,000	599,548

EBITDA Result	$ 63.6	1,233.0	1,221.5

Gross margin	15.5%	15.5%	18.9%
Operating margin	7.9%	7.9%	9.0%
Net margin	6.4%	6.4%	6.9%
EBITDA margin	9.8%	9.8%	10.8%

1In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the nine months ended September 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015
Net sales	$ 1,951.2	37,813.7	34,578.8
Cost of sales	1,586.6	30,749.2	26,832.0
Gross profit	364.5	7,064.5	7,746.8
Selling, general and administrative expenses	181.9	3,526.0	3,141.6
Other income (expenses), net	12.5	241.8	(43.8)
Operating income	195.1	3,780.4	4,561.4
Net finance income	24.3	470.0	405.5
Income tax	65.2	1,263.8	1,520.4
Net income	$ 243.6	2,986.6	3,446.5

Non-controlling interest	0.3	5.2	5.9
Net controlling interest profit	154.4	2,981.4	3,440.6
Basic and diluted earnings per share	0.26	4.97	5.74
Basic and diluted earnings per ADR	3.08	59.6	68.87
Weighted average Shares outstanding[1]	599,973	599,973	599,508

EBITDA Result	$ 231.4	4,483.7	5,164.1

Gross margin	18.7%	18.7%	22.4%
Operating margin	10.0%	10.0%	13.2%
Net margin	7.9%	7.9%	10.0%
EBITDA margin	11.9%	11.9%	14.9%

1In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2016	2016	2015

NET MAJORITY INCOME BEFORE INCOME TAX	$ 219.3	4,250.4	4,966.9

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	11.4	220.2	393.8
Depreciation and others	36.3	703.3	602.7
Income (loss) on sale of plant and equipment	(7.0)	(135.0)	36.1
Other Items	(18.0)	(348.0)	(244.9)

ITEMS RELATING TO FINANCING ACTIVITIES:	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	230.7	4,470.6	5,360.7
CASH GENERATED OR USED IN THE OPERATION:	(136.8)	(2,651.0)	(3,201.8)
Decrease (increase) in accounts receivable	(5.6)	(107.6)	(230.7)
Decrease (increase) in inventories	(29.6)	(573.9)	(690.7)
Decrease (increase) in accounts payable	(58.9)	(1,142.2)	(459.9)
Decrease (increase) in other liabilities	(42.7)	(827.3)	(1,820.4)

NET CASH FLOW FROM OPERATING ACTIVITIES	93.9	1,819.6	2,158.9

NET CASH FLOW FROM INVESTING ACTIVITIES	(57.7)	(1,117.4)	(889.3)
Acquisition of property, plant and equipment	(94.3)	(1,827.4)	(1,154.4)
Proceeds from sales of property plant and equipment	11.4	220.7	54.0
Other Items	25.2	489.3	211.0

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	36.2	702.2	1,269.6

Net cash provided by financing activities:	(36.4)	(705.4)	586.0
Proceeds from loans	102.8	1,992.5	2,680.5
Principal payments on loans	(115.9)	(2,245.9)	(1,555.3)
Dividends paid	(40.2)	(780.0)	(899.2)
Other items	16.9	328.1	360.0
Net increase (decrease) in cash and equivalents	(0.2)	(3.2)	1,855.6

Cash and investments at the beginning of year	$ 788.9	15,288.9	11,961.6
CASH AND INVESTMENTS AT END OF PERIOD	$ 788.7	15,285.7	13,817.2

DERIVATIVES POSITION REPORT

Third Quarter 2016
Thousands of Mexican Pesos, as of September 30, 2016
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2016		2Q-2016		3Q-2016	2Q-2016
Forward Vanilla and KO Forward	Hedge	$ 379,305	$ 19.38		$ 18.26		$ 6,424	$ 1,127	in 2016	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 27,268	CORN		CORN		$ 599	$ 29,008	42.3% in 2016 and 57.7% in 2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price

			Dec-16	$ 3.37	Jul-16	$ 3.59
			Jul-17	$ 3.60	Sep-16	$ 3.66
			Sep-17	$ 3.67	Dec-16	$ 3.71
			Dec-17	$ 3.77	Mar-17	$ 3.80
					May-17	$ 3.85
					Sep-17	$ 3.83
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-2016	$ 405.80
					Sep-2016	$ 403.70
					Oct-2016	$ 401.10
			Dec-2016	$ 299.60	Dec-2016	$ 401.00
Options of Corn	Hedge	$ 8,810	CORN		CORN		$ -	-$ 1,961	2016
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Jul-16	$ 3.59
					Sep-16	$ 3.66
			Dec-16	$ 3.37	Dec-16	$ 3.71
Options of soybean meal	Hedge	$ 2,322	SOYBEAN MEAL		SOYBEAN MEAL		-$ 242	$ 1,759	in 2016
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-2016	$ 405.80
					Sep-2016	$ 403.70
					Oct-2016	$ 401.10
			Dec-2016	$ 299.60	Dec-2016	$ 401.00

NOTES
-The total financial instruments do not exceed 5% of total assets as of September 30, 2016.
-The notional value represents the net position as of September 30, 2016 at the exchange rate of Ps.19.38 per one dollar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Third Quarter 2016
Thousands of Mexican Pesos, as of September 30, 2016							PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla, KO Forward (1)	$ 6,424	$18.90	$ 19.86	$ 20.35	Direct	$ 9,706	$ 9,124	$ 11,824
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 599	$ 3.20	$ 3.54	$ 3.70	The effect will materialize as the inventory is consumed	-$ 764	$ 1,963	$ 3,326
Futures of Soybean Meal: (2)		$ 284.6	$ 314.6	$ 329.6
Options for Corn	$ -	$ 3.20	$ 3.54	$ 3.70		-$ 133	$ -	$ -
Options of Soybean Meal	-$ 242	$ 284.6	$ 314.6	$ 329.6		-$ 359	-$ 126	-$ 10
NOTES
(1) The reference value is the exchange rate of Ps. $19.38 per USD as of September 30, 2016.
(2) The reference values are; the future of corn for Dec 2016, $3.3675 USD/bushel and the future of soybeanmeal for Dec 2016, $299.60 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Third Quarter 2016
Thousands of Mexican Pesos, as of September 30, 2016									STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla, KO Forward	$ 6,424	$9.69	$14.54	$24.23	$29.07	Direct	-$106,025	-$45,114	$33,421	$60,417

CONFERENCE CALL INFORMATION

The Company will host its third quarter 2016 earnings call, on Thursday, October 27th, 2016. The earnings call will take place at 10:00 am Central Time (11:00 am ET).

To participate in the earnings call, please dial:
Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:
https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=P&o=UxwiLhSlKEKZlj
Confirmation Number: 43579079

Visit the following link to access the webcast:
http://edge.media-server.com/m/p/5d352sbt

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

Contact Information:
Maria Guadalupe Jaquez, IR
Maria.jaquez@bachoco.net

Kathy Ellen Chaurand Peasland
Kathy.chaurand@bachoco.net
T. +52(461)618 3555